EXHIBIT (11)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

Amounts in millions except per share amounts

	Years Ended June 30
	2009	2008	2007	2006	2005
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$11,293	$11,798	$10,063	$8,478	$6,648
Preferred dividends, net of tax benefit	192	176	161	148	136

Net earnings from continuing operations available to common shareholders	11,101	11,622	9,902	8,330	6,512

Net earnings from discontinued operations	2,143	277	277	206	275

Net earnings	$13,244	$11,899	$10,179	$8,536	$6,787

Basic weighted average common shares outstanding	2,952.2	3,080.8	3,159.0	3,054.9	2,515.6

Basic net earnings per common share - continuing operations	$3.76	$3.77	$3.13	$2.72	$2.59
Basic net earnings per common share - discontinued operations	0.73	0.09	0.09	0.07	0.11

Basic net earnings per common share	$4.49	$3.86	$3.22	$2.79	$2.70

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$11,293	$11,798	$10,063	$8,478	$6,648
Diluted net earnings from discontinued operations	2,143	277	277	206	275

Diluted net earnings	$13,436	$12,075	$10,340	$8,684	$6,923

Basic weighted average common shares outstanding	2,952.2	3,080.8	3,159.0	3,054.9	2,515.6
Add potential effect of:
Conversion of preferred shares	139.2	144.2	149.6	154.1	158.3
Exercise of stock options and other Unvested Equity awards	62.7	91.8	90.0	76.9	63.2

Diluted weighted average common shares outstanding	3,154.1	3,316.8	3,398.6	3,285.9	2,737.1

Diluted net earnings per common share - continuing operations	$3.58	$3.56	$2.96	$2.58	$2.43
Diluted net earnings per common share - discontinued operations	0.68	0.08	0.08	0.06	0.10

Diluted net earnings per common share	$4.26	$3.64	$3.04	$2.64	$2.53